Exhibit 99.2

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

March 27, 2013	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

OROMIN FILES UPDATED HEAP LEACH
NI 43-101 TECHNICAL REPORT
FOR OJVG GOLD PROJECT

Vancouver, B.C. – Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group (“OJVG”), announces that the NI 43-101 Technical Report “OJVG Golouma Gold Project Updated Preliminary Economic Assessment of the Heap Leach Potential” (“PEA”) has been filed on SEDAR (www.sedar.com) and is also available on Oromin’s website at www.oromin.com.

The positive results of the PEA update for the OJVG Gold Project in Senegal, West Africa were previously announced in separate Oromin news release on January 31, 2013 and are summarized below. All figures are in US Dollars.

Heap Leach PEA Update – Highlights

  A proposed heap leach operation provides an opportunity to capture value from lower grade resources on the project.
  At a gold price of $1,550/oz the pre-tax Net Present Value is $98 million and after-tax is $76 million at a 5% discount rate generating an after-tax internal rate of return of 36% with an 1.9 year payback
  Average annual heap leach gold production for the first full three years of production is 36,000 ounces per year at a $760 operating cash cost per ounce
  Average annual life of mine (“LOM”) heap leach gold production is 27,000 ounces per year at an operating cash cost of $929 per ounce
  Several open pit gold deposits will provide a heap leach production period of just over 14 years
  Average estimated LOM gold recovery of 70%
  Based on the assumption that the heap leach operation would be an extension to the proposed CIL operation, the estimated heap leach start-up capital cost is $54 million including a $10.5 million contingency
  The size of the heap leach resource potential is such that a significant increase in the throughput rate for the currently assumed 2 Mt up to 4-5 Mt/year is likely warranted
  All of the heap leach deposits remain open to expansion and a minimum of fourteen additional exploration prospects may further enhance the Project’s future resource base

Oromin emphasizes to readers that the prospective heap leach development scenario summarized above is entirely in addition to the much larger carbon-in-leach (“CIL”) project summarized in our news release last week on March 19th. The CIL conventional mining-milling project anticipates a mine life of 17 years with LOM gold production of 144,000 ounces per year, including 182,000 ounces annually in the initial three years of full production. The pre-tax NPV5% of the CIL project is $740 million and post-tax $558 million, using a $1,550 per ounce gold price.

Oromin is continuing to work with its OJVG partners and its financial advisor, RBC Capital Markets, to access development, financing and strategic alternatives towards maximizing Project value.

Authors / Qualified Persons

The technical report titled “OJVG Golouma Gold Project Updated Preliminary Economic Assessment of the Heap Leach Potential” was prepared on behalf of OJVG by Oromin Explorations Ltd. under the direction of Ken Kuchling, P.Eng. and Douglas Turnbull, P.Geo, Oromin’s designated Qualified Person for this news release who has reviewed and validated that the information in this release is consistent with the information presented in the PEA.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President and CEO

[Readers are referred to the Cautionary Statements on the following page]

Cautionary Statements

This press release contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Specifically, this press release has as its principal subject a preliminary economic assessment update (the “2013 PEA”) as at today’s date prepared by our independent consultants. It is emphasized to readers that any PEA is based upon assumptions about such factors as extent and continuity of mineralization, rock density, and variation between predicted and actual deposit shapes. In addition any PEA is based upon assumptions about such factors as availability of capital for development, commencement of construction, capital costs, ore grade, anticipated gold production, gold recovery, cash operating costs and other costs, expected mine life, projected internal rate of return, projected payback period, sensitivity to metal prices and other sensitivities, and assumptions underlying any financial analysis. Statements based on such assumptions may be viewed as forward-looking statements.
Any company contemplating the development of a mineral resource is subject to such risks and uncertainties as commodity price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, market competition, ongoing relations with employees and impacted communities, general economic conditions and other risks involved in the mineral exploration and development industry, as well as those risk factors discussed in the section entitled “Description of Business - Risk Factors” in Oromin’s Annual Information Form filed on SEDAR May 29, 2012. Statements based on such assumptions may be viewed as forward-looking statements.
The operating and capital costs in the 2013 PEA which is the principal subject of this news release were developed to be reasonable estimates within industry benchmarks. The 2013 PEA uses estimates of gold prices in line with norms currently used in our industry. There is no certainty that the results of the 2013 PEA will ever be realized. Should one or more of the risks or uncertainties involved in forward-looking statements relating to the 2013 PEA materialize, or should the assumptions underlying the 2013 PEA prove incorrect, actual results of the 2013 PEA may vary materially from those anticipated, believed, estimated or expected. Statements based on such assumptions may be viewed as forward-looking statements.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which are beyond Oromin’s ability to predict or control and may cause Oromin’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.
Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources
The 2013 PEA is, according to engineering standards in use in Canada, based in substantial measure on “indicated mineral resources” and “inferred resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, they are not recognized by the SEC. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases, such as with an initial PEA. The SEC, normally, only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade, without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.